Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated: November 4, 2005

EPCOS AG

(Translation of registrant’s name into English)

St.-Martin Straße 53

D-81541 München

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Report on Form 6-K contains:

- Press release on EPCOS Management Board, dated November 2, 2005

Press Release for the Business Press

November 2, 2005

Dr. Werner Faber appointed to EPCOS Management Board

Dr. Werner Faber (57) has been appointed by the Supervisory Board to the Management Board of EPCOS AG with effect from November 1, 2005. He will hold the position of Chief Technology Officer (CTO). Faber will also be responsible for the three divisions Surface Acoustic Wave Components, Ceramic Components, and Capacitors.

Over more than 25 years, Dr. Werner Faber has acquired extensive experience in passive electronic components. After studying physics in Aachen and gaining a doctorate in Bochum, he began his career in 1980 at the Siemens Components Group in Munich. In 1984, he was promoted to head of development of surface acoustic wave (SAW) filters, taking charge of production of these products in 1986. In 1990, Faber became deputy head of SAW filter operations in the joint venture Siemens Matsushita Components.

Faber subsequently served as President of the Film Capacitors Division in Málaga, Spain, from 1996, and of the Capacitors Division in Heidenheim, Germany, from 1999. He has been in charge of the SAW Components Division of EPCOS since 2001 and, additionally, the Capacitors Division since 2004.

The appointment of Josef Unterlass to the Management Board, which expires on March 31, 2006, will not be extended. Unterlass will assume new responsibilities outside the company.

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About EPCOS

EPCOS AG, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. The company evolved from the joint venture Siemens Matsushita Components and has been listed on the Frankfurt and New York stock exchanges since 1999. EPCOS offers a comprehensive portfolio of about 40,000 different products. The EPCOS Group has design, manufacturing and marketing facilities in Europe, the Americas and Asia.

Passive electronic components are found in every electrical and electronic product – from automotive and industrial electronics through information and communications to consumer electronics. Components from EPCOS store electrical energy, select frequencies, and protect against overvoltage and overcurrent.

In fiscal 2004 (October 1, 2003, to September 30, 2004), EPCOS posted sales of EUR 1.36 billion. At September 30, 2004, the company employed about 15,600 people worldwide.

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Corporate Communications EPCOS AG	Dr. Heinz Kahlert St.-Martin-Str. 53 81669 Munich/GERMANY Phone +49 89 636-21321 Fax +49 89 636-23549 heinz.kahlert@epcos.com	Reference Number EPCOS 09-021105E-W	2 / 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EPCOS AG

Dated: November 4, 2005	By:	/s/ Peter Knoll
	Name:	Mr. Peter Knoll
	Title:	General Counsel EPCOS AG